ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three months ended March 31, 2017

ALAMOS GOLD INC. For the Three Months Ended March 31, 2017

2017 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated May 2, 2017, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, and unaudited condensed consolidated interim statements for the three months ended March 31, 2017, and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 29.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2017 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended March 31,
	2017	2016
Financial Results (in millions)
Operating revenues	$121.0	$104.3
Cost of sales (1)	$110.1	$99.5
Earnings (loss) from operations	$2.2	($2.3)
Net earnings	$0.1	$9.7
Cash provided by operations before changes in working capital (2)	$34.2	$27.6
Cash provided by operating activities	$20.1	$23.8
Capital expenditures (sustaining) (2)	$9.3	$10.5
Capital expenditures (growth) (2),(3)	$24.3	$22.8
Operating Results
Gold production (ounces)	96,200	94,632
Gold sales (ounces)	98,755	90,989
Per Ounce Data
Average realized gold price	$1,225	$1,146
Average spot gold price (London PM Fix)	$1,219	$1,183
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,115	$1,094
Total cash costs per ounce of gold sold (2)	$827	$782
All-in sustaining costs per ounce of gold sold (2)	$1,014	$986
Share Data
Earnings per share, basic and diluted	$0.00	$0.04
Weighted average common shares outstanding (basic) (000’s)	284,748	262,397
Financial Position (in millions)
Cash and cash equivalents	$479.2	$273.8
Total debt and equipment financing obligations	$304.2	$319.3

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration.

2017 Management’s Discussion and Analysis

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)
Young-Davidson	40,400	39,065
Mulatos	40,000	37,600
El Chanate	15,800	17,967
Gold sales (ounces)
Young-Davidson	43,827	39,734
Mulatos	38,675	32,732
El Chanate	16,253	18,523
Cost of sales (in millions)(1)
Young-Davidson	$50.3	$42.0
Mulatos	$40.0	$34.4
El Chanate	$19.8	$23.1
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,148	$1,057
Mulatos	$1,034	$1,051
El Chanate	$1,218	$1,247
Total cash costs per ounce of gold sold (2)
Young-Davidson	$710	$616
Mulatos	$827	$811
El Chanate	$1,144	$1,086
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$851	$846
Mulatos	$920	$878
El Chanate	$1,187	$1,095
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$18.6	$24.0
Mulatos(4)	$11.4	$4.4
El Chanate	$0.6	$0.1
Other	$3.0	$4.8

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration and La Yaqui Phase I development.

2017 Management’s Discussion and Analysis

2017 Highlights

First Quarter 2017

•
Produced 96,200 ounces of gold at total cash costs[1] of $827 per ounce and all-in sustaining costs ("AISC")[1] of $1,014 per ounce. Stronger quarterly production and lower costs are expected through the remainder of the year consistent with full year guidance

•	Sold 98,755 ounces of gold at an average realized price of $1,225 per ounce for revenues of $121.0 million

•	Realized net earnings of $0.1 million, or $0.00 per share, which included an unrealized foreign exchange gain of $5.9 million ($0.02 per share)

•	Generated cash flow from operating activities before changes in working capital[1] of $34.2 million, or $0.12 per share

•	Completed an equity financing pursuant to which 31,450,000 common shares were issued at a price of $7.95 per share, for gross proceeds of $250.0 million

•	Declared a semi-annual dividend of $0.01 per common share, or $3.0 million, paid to shareholders on April 28, 2017

•	Advanced construction of La Yaqui Phase I with initial production on track for the second half of 2017

•
Increased global Proven and Probable mineral reserves by 31%, or 1.8 million ounces, to total 7.7 million ounces of gold, reflecting a significant increase in mineral reserves at La Yaqui and the declaration of initial mineral reserves at Kirazlı and Ağı Dağı

•	Received the Forestry Permits for the development of the Kirazlı gold project

•	Reported positive feasibility studies for the Kirazlı and Aği Daği gold projects and a preliminary economic study on the Çamyurt gold project
Subsequent to First Quarter 2017

•	Completed the redemption of the $315.0 million 7.75% Senior Secured Second Lien Notes (the "Notes") due in 2020

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2017 Management’s Discussion and Analysis

Key Business Developments

Bought-Deal Financing
On February 9, 2017, the Company completed an equity financing with a syndicate of underwriters, pursuant to which, on a bought deal basis, 31,450,000 common shares were issued at a price of $7.95 per share, for gross proceeds to the Company of $250.0 million.
Senior Secured Note Redemption
On April 3, 2017, the Company completed the redemption of its outstanding $315 million 7.75% Notes due in 2020. The Notes were redeemed at a price of 103.875% of the principal amount (premium of $12.2 million) plus accrued interest to the date of redemption of $12.2 million. The Notes were retired with net proceeds of $239.1 million from the equity financing completed in February 2017 along with existing cash. The redemption of the Notes results in annual interest savings of $24.4 million.
Forestry Permits for Kirazlı Project Received
On January 5, 2017, Alamos reported that it received the Forestry Permits for the development of its Kirazlı gold project from the Forestry General Directorate in Turkey. With the Environmental Impact Assessment and Forestry Permits for Kirazlı approved by the federal government, Alamos is pursuing the GSM (Business Opening and Operation permit), the final remaining material permit required prior to starting construction. The GSM permit is granted by the Governor of the province of Çanakkale.
Kirazlı and Aği Daği Feasibility Studies
During the first quarter of 2017, the Company reported results from positive feasibility studies on the Kirazlı and Aği Daği gold projects. The studies were an update to the pre-feasibility study completed on the projects in 2012, and demonstrated strong economics as outlined below:
Kirazlı Feasibility Study Highlights

•
Declaration of an initial Proven and Probable mineral reserve of 26.1 million tonnes grading 0.79 grams per tonne of gold ("g/t Au") and 12.0 grams per tonne of silver ("g/t Ag"), containing 0.67 million ounces of gold and 10.1 million ounces of silver

•	Average annual gold production of 104,000 ounces over five years with total life of mine production of 540,000 ounces

•	Life of mine total cash costs of $339 per ounce and mine-site all-in sustaining costs of $373 per ounce, among the lowest in the industry

•	Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million

•
After-tax net present value ("NPV") of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

Aği Daği Feasibility Study Highlights

•	Declaration of an initial Proven and Probable mineral reserve of 54.4 million tonnes grading 0.67 g/t Au and 5.4 g/t Ag, containing 1.17 million ounces of gold and 9.5 million ounces of silver

•	Average annual gold production of 177,600 ounces over five years with total life of mine production of 937,300 ounces

•	Life of mine total cash costs of $374 per ounce and mine-site all-in sustaining costs of $411 per ounce, among the lowest in the industry

•	Initial capital estimate of $250 million and total life of mine capital, including sustaining capital and closure costs, of $313 million

•
After-tax NPV of $298 million at an 8% discount rate ($360 million at a 5% discount rate) and an after-tax IRR of 39%, representing a 1.9 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

Çamyurt Preliminary Economic Assessment Highlights
The Company also reported results from a positive preliminary economic assessment (“PEA”) completed on its Çamyurt gold project, located approximately 4 kilometres (“km”) from Aği Daği.

•	Average annual production of 93,200 ounces of gold and 403,000 ounces of silver over four years with total life of mine production of 373,200 ounces of gold and 1,612,600 ounces of silver

•
Initial capital estimate of $10 million and total life of mine capital, including sustaining capital and closure costs, of $26 million. The low capital reflects no infrastructure requirements with mineralized material from Çamyurt to be trucked and processed through the nearby Aği Daği infrastructure

•	Life of mine total cash costs of $604 per ounce and mine-site all-in sustaining costs of $645 per ounce

2017 Management’s Discussion and Analysis

•
After-tax NPV of $86 million at an 8% discount rate ($111 million at a 5% discount rate) and an after-tax IRR of 253% using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

•
The PEA assumes mineralized material from Çamyurt is sequenced after Aği Daği has been depleted in order to utilize the infrastructure at Aği Daği, resulting in a combined mine life of nearly 10 years between the two projects

Outlook and Strategy

	2016 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	$30-35	$8-10	$2	—	$40-47
Growth capital(1)	$40-45	$25-30 (2)	—	$35	$100-110
Total capital expenditures(1)	$70-80	$33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense
The Company's focus is on maximizing cash flow from its operations through increased production, margin expansion, and capital discipline, while advancing its portfolio of low-cost development projects.
Gold production is expected to range between 400,000 to 430,000 ounces at AISC of $940 per ounce in 2017. Production is expected to increase through the year at decreasing AISC, consistent with full year guidance.
Total capital spending for the Company’s operating mines is expected to range between $105 and $122 million in 2017, a reduction from $128 million in 2016, even after factoring in $12 million of development spending for La Yaqui Phase I. Exploration remains a focus for the Company with a 2017 global exploration budget of $24 million, of which $17 million is expected to be spent at Mulatos.
At Young-Davidson, gold production is expected to increase to range between 200,000 and 210,000 ounces, driven by stronger underground mining rates. The MCM waste pass system is expected to be complete mid-year which will support higher underground throughput rates in the second half of 2017. Additionally, the installation of a pebble crusher to the mill circuit is expected to be complete by the end of the third quarter driving increased mill throughput.
Total cash costs at Young-Davidson are expected to average $625 per ounce of gold sold in 2017. Mine-site all-in sustaining costs are expected to average $775 per ounce, a 14% decrease from 2016 reflecting higher underground mining rates, ongoing productivity improvements and lower sustaining capital spending. Cash costs and mine-site all-in sustaining costs are expected to decrease through the year as production ramps up, consistent with full year guidance. Capital spending of $18.6 million in the first quarter was on pace with full year 2017 guidance of $70 to $80 million, including $30 to $35 million of sustaining capital.
Mulatos is expected to produce 150,000 to 160,000 ounces of gold in 2017. Higher margins are expected in 2017 as mine-site all-in sustaining costs are expected to decline to $890 per ounce. Capital spending is expected to total $33 to $40 million, which includes $12 million for the development of La Yaqui Phase I, and $8 to $10 million of sustaining capital. Development of La Yaqui Phase I is on schedule for initial production in the second half of 2017. Development activities in the first quarter were focused on construction of the independent heap leach pad, pre-stripping activities, and stockpiling ore from the open pit. The project remains on schedule and on budget.
In parallel to the development of La Yaqui Phase I, the Company is continuing with an aggressive exploration program at La Yaqui Grande and surrounding deposits in the Mulatos district. The Company remains focused on expanding its footprint at Mulatos, with approximately $17 million budgeted for exploration in 2017. This spending will be focused on La Yaqui Grande, Cerro Pelon, Los Bajios, and El Refugio deposits within the Mulatos district.
El Chanate is expected to produce 50,000 to 60,000 ounces of gold in 2017 at mine-site all-in sustaining costs of $1,200 per ounce. As a mature, higher cost operation, the Company has hedged approximately 80% of El Chanate’s 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce. The Company expects the operation to generate significant free cash flow through residual leaching at the conclusion of its mine life.

2017 Management’s Discussion and Analysis

Development spending in 2017 remains focused on the Company's highest priority targets. The Company received the Forestry Permits for Kirazlı in the first quarter, and is pursuing the GSM (Business Opening and Operation) permit. The Company's Board of Directors recently approved capital spending up to $30 million for Kirazlı in 2017 in order to complete detailed engineering and commence early construction activities on longer lead time items, such as the water reservoir. The timing of the spending is dependent on receipt of the GSM permit. The Company is also continuing to progress towards completing a feasibility study for the Lynn Lake project in the third quarter of 2017.
With the completion of the equity financing in February and subsequent repayment of the $315 million Notes in April, the Company is now debt free and has significantly de-risked its balance sheet. With a substantial cash position and additional liquidity available under its revolving credit facility, the Company is well positioned to fund its strong pipeline of growth projects.

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	40,400	39,065
Gold sales (ounces)	43,827	39,734
Financial Review (in millions)
Operating Revenues	$53.6	$45.9
Cost of sales (1)	$50.3	$42.0
Earnings from operations	$3.3	$3.9
Cash provided by operating activities, before changes in working capital (2)	$22.5	$21.5
Cash provided by operating activities	$18.5	$21.8
Capital expenditures (sustaining) (2)	$6.1	$9.0
Capital expenditures (growth) (2)	$12.5	$15.0
Free cash flow, before changes in working capital (2)	$3.9	($2.5)
Free cash flow (2)	($0.1)	($2.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,148	$1,057
Total cash costs per ounce of gold sold (2)	$710	$616
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$851	$846
Underground Operations
Tonnes of ore mined	576,019	525,597
Tonnes of ore mined per day ("tpd")	6,400	5,776
Average grade of gold (4)	2.56	2.57
Metres developed	3,242	3,490
Unit mining costs per tonne	$36	$31
Unit mining costs per tonne (CAD$)	$47	$42
Mill Operations
Tonnes of ore processed	694,624	668,136
Tonnes of ore processed per day	7,718	7,342
Average grade of gold (4)	2.18	2.08
Contained ounces milled	48,774	44,760
Average recovery rate	89%	90%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 40,400 ounces of gold in the first quarter of 2017, 3% higher than the same period of 2016. The increase reflects improved mill throughput and higher processed grades as underground ore continues to make up an increasing proportion of mill feed. This was partially offset by slightly lower recoveries and timing differences with a buildup of approximately 3,000 ounces

2017 Management’s Discussion and Analysis

of gold in inventory within the mill circuit. These ounces will be recovered over the coming months. Underground mining rates are expected to ramp up throughout 2017, driving quarterly production higher and total cash costs lower.
The Company mined 576,019 tonnes of ore from underground in the first quarter of 2017, or 6,400 tpd. Underground mining rates were at the lower end of the guidance range of 6,500 and 7,500 tpd, as development and waste tonnes were caught up in the quarter. Underground mining rates improved later in the quarter, and are expected to trend higher through the year with the completion of the MCM waste pass early in the third quarter of 2017.
Underground mined grades in the first quarter were 2.56 g/t Au and in-line with the prior year period. Mined grades were slightly lower than reserve grades due to mine sequencing. Grades are expected to increase in the second quarter with higher-grade stopes scheduled to be mined. Consistent with guidance, underground mining grades are expected to vary as much as plus or minus 10% relative to reserve grades in 2017, depending on the quarter.
During the first quarter of 2017, 694,624 tonnes, or 7,718 tpd were processed through the mill with grades averaging 2.18 g/t Au. Processed grades are expected to increase in the second quarter of 2017 and throughout the remainder of the year as higher-grade stopes are mined and underground mining rates ramp up. Mill recoveries were consistent with the first quarter of 2016, with higher recoveries expected through the remainder of the year.
Financial Review
For the three months ended March 31, 2017, revenue of $53.6 million was $7.7 million or 17% higher than the prior-year period due to higher realized gold prices and higher gold sales. Cost of sales of $50.3 million was $8.3 million higher than the prior year period, driven by an increase in mining costs, amortization expense and the strengthening Canadian dollar. Cost of sales include mining and processing costs, royalties and amortization expense.
Total cash costs in the first quarter were $710 per ounce, representing a 15% increase from the first quarter of 2016. This increase was attributable to higher mill consumables and an increase in underground mining costs. Underground unit mining costs were $36 per tonne in the first quarter, 16% higher than the prior year period. The increased mining costs reflect a higher proportion of operating development compared to capital development, resulting in a higher allocation to operating costs rather than sustaining capital. In addition, the strengthening Canadian dollar in 2017 had the impact of increasing total cash costs. The higher allocation of costs to operating had no impact on mine-site all-in sustaining costs, which were $851 per ounce and consistent with the prior year period as sustaining capital spending was lower. Both cash costs and mine-site all-in sustaining costs are expected to trend lower in 2017 as gold production increases due to a combination of higher underground mining rates, higher-grade ore being mined, and the pebble crusher becoming operational.
Capital expenditures totaled $18.6 million in the quarter down $5.4 million from 2016. Capital spending in the first quarter was primarily on lateral development, underground mobile equipment and engineering of the pebble crusher. Of the total capital expenditures, $6.1 million related to sustaining capital and $12.5 million related to growth capital. Capital spending at Young-Davidson is expected to total between $70 and $80 million in 2017, a significant reduction from 2016 levels.
Young-Davidson generated positive free cash flow before working capital of $3.9 million during the first quarter of 2017. After working capital, Young-Davidson was free cash flow neutral reflecting a draw down of accounts payable. Higher underground mining rates and grades are expected to drive stronger production and free cash flow growth through the remainder of 2017, most notably in the second half of the year.

2017 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions, in proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.7 million ounces of gold to-date. The royalty is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos.
Mulatos Financial and Operational Review

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	40,000	37,600
Gold sales (ounces)	38,675	32,732
Financial Review (in millions)
Operating Revenues	$47.6	$37.9
Cost of sales (1)	$40.0	$34.4
Earnings from operations	$6.7	$3.2
Cash provided by operating activities, before changes in working capital and taxes received (2)	$14.9	$10.9
Cash provided by operating activities	$9.1	$7.0
Capital expenditures (sustaining) (2)	$2.6	$1.4
Capital expenditures (Mulatos growth) (2),(6)	$3.5	$3.0
Capital expenditures (La Yaqui Phase I growth) (2)	$5.3	—
Free cash flow, before changes in working capital and excluding La Yaqui capital expenditures (2)	$8.8	$6.5
Free cash flow, excluding La Yaqui capital expenditures (2)	$3.0	$2.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,034	$1,051
Total cash costs per ounce of gold sold (2)	$827	$811
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$920	$878
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,810,642	1,508,036
Total waste mined - open pit	1,890,744	2,257,385
Total tonnes mined - open pit	3,701,386	3,765,421
Waste-to-ore ratio (operating)	1.04	1.50
Tonnes of ore mined - underground	28,355	42,823
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,686,961	1,597,280
Average grade of gold processed (5)	0.86	0.82
Contained ounces stacked on the heap leach pad	46,731	42,225
Mill Operations
Tonnes of high grade ore milled	35,764	38,899
Average grade of gold processed (5)	8.88	14.94
Contained ounces milled	10,204	18,686
Total contained ounces stacked and milled	56,935	60,911
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	70%	62%
Ore crushed per day (tonnes) - combined	19,100	18,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $2.4 million.
Mulatos produced 40,000 ounces of gold in the first quarter of 2017, a 6% increase from the prior year period. The increase was driven by higher production from the heap leach operation as more tonnes and higher grades were stacked during the quarter, partially offset by lower mill production.

2017 Management’s Discussion and Analysis

The open pit operations performed well during the first quarter with total tonnes moved and grades mined in line with guidance. The waste-to-ore ratio was at the higher end of the range of 2017 guidance, though down sharply from a year ago. The waste-to-ore ratio is expected to trend lower throughout the year. Total crusher throughput averaged 19,100 tpd, a 6% improvement over the same period of 2016. A total of 1,686,961 tonnes were stacked at a grade of 0.86 g/t Au in the first quarter, an improvement over the prior year period and consistent with guidance.
Underground tonnes mined from San Carlos during the quarter were lower than the same period of 2016 with the deposit expected to reach the end of its current mineral reserve life mid-2017. In the first quarter of 2017, 35,764 tonnes were milled at an average grade of 8.88 g/t Au. Grades milled were slightly above full year guidance though down from a year ago resulting in lower mill production. Tonnes processed through the mill exceeded tonnes mined from underground as high grade stockpiles were drawn down to feed the mill. The Company has approximately 40,000 tonnes remaining in high grade stockpiles that will supplement mill production in the second half of 2017. The Company has implemented an underground exploration program in the eastern zone of the underground deposit with the aim of extending the mine life at San Carlos beyond the end of 2017.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 70% in the quarter compared to 62% in the prior year period, attributable to improved recoveries from the mill circuit.
Financial Review
For the three months ended March 31, 2017, revenue of $47.6 million was $9.7 million, or 26% higher than the prior-year period. This increase reflects more ounces sold, as well as the benefit of higher realized gold prices. For the three months ended March 31, 2017, cost of sales of $40.0 million were higher than the prior-year period driven by longer haulage distances, a higher proportion of production from the heap leach, and increased royalties as a result of higher revenue.
Total cash costs of $827 per ounce in the first quarter were higher than $811 per ounce in the prior year period, reflecting higher mining costs and less production from the mill which is lower cost production. Total cash costs are expected to decrease through the year reflecting a lower waste-to-ore ratio and initial low cost production from La Yaqui Phase I. Mine-site all-in sustaining costs in the quarter were $920 per ounce, or $42 higher than the prior year period as a result of higher sustaining capital and exploration costs.
Mulatos had another strong quarter, generating $8.8 million in free cash flow before working capital, excluding $5.3 million of construction and development spending at La Yaqui Phase I. The site's free cash flow reflects higher gold sales and realized gold prices. The Company expects strong free cash flow growth in the second half of 2017 with initial production from La Yaqui Phase I.

2017 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.
El Chanate Financial and Operational Review

	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	15,800	17,967
Gold sales (ounces)	16,253	18,523
Financial Review (in millions)
Operating Revenues	$19.8	$20.5
Cost of sales (1)	$19.8	$23.1
Earnings (loss) from operations	$—	($2.6)
Cash provided by operating activities, before changes in working capital (2)	$1.0	($0.1)
Cash provided by operating activities	($1.0)	($1.0)
Capital expenditures	$0.6	$0.1
Free cash flow, before changes in working capital (2)	$0.4	($0.2)
Free cash flow (2)	($1.6)	($1.1)
Cost of sales, including amortization per ounce of gold sold (1)	$1,218	$1,247
Total cash costs per ounce of gold sold (2)	$1,144	$1,086
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,187	$1,095
Open Pit Operations
Tonnes of ore mined	905,915	1,227,716
Total tonnes mined	7,559,325	7,922,443
Waste-to-ore ratio (operating)	7.34	5.50
Average grade of gold (4)	0.53	0.60
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	747,954	1,016,670
Average grade of gold processed (4)	0.62	0.70
Tonnes of run-of-mine ore stacked on the heap leach pad	171,290	238,207
Average run-of mine grade of gold processed (4)	0.20	0.20
Total tonnes of ore processed	919,244	1,254,877
Average grade of gold processed (4)	0.54	0.61
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	10,200	13,800
Recovery ratio (ratio of ounces produced to contained ounces stacked)	99%	73%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
The Company produced 15,800 ounces of gold in the first quarter at El Chanate compared to 17,967 ounces in the prior year period. Lower production in the first quarter reflected fewer contained ounces stacked on the pad during the fourth quarter of 2016 and the first quarter of 2017 as a result of a scheduled pit pushback. Stacking rates to the pad will be lower than the historical averages until the pit pushback is completed mid-2017; however, near term quarterly production should not be impacted significantly given the long leach curve at El Chanate. Contained ounces stacked on the pad are expected to significantly increase in the third quarter of 2017 with a corresponding reduction in waste mined.
During the first quarter of 2017, the Company mined 905,915 tonnes of ore at an average grade of 0.53 g/t Au. Tonnes of ore mined were lower than the prior year period as the mine continues with its pit pushback, resulting in a higher waste-to-ore ratio in the first quarter.

2017 Management’s Discussion and Analysis

The Company stacked 919,244 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the first quarter at an average rate of 10,200 tpd. Consistent with lower mining rates during the quarter, tonnes stacked were lower than the prior year period.
Financial Review
For the three months ended March 31, 2017, revenue of $19.8 million was $0.7 million or 3% lower than the prior year period, reflecting a lower number of ounces sold, partially offset by higher realized gold prices. For the three months ended March 31, 2017, cost of sales were lower than the prior-year period, decreasing by $3.3 million to $19.8 million. The decrease reflects lower amortization charges and less gold sold during the quarter.
Total cash costs were $1,144 per ounce in the first quarter, an increase from the same period of 2016 due to a higher waste-to-ore ratio. Mine-site all-in sustaining costs of $1,187 per ounce in the first quarter increased from $1,095 per ounce in the prior year period due to a higher waste-to-ore ratio and higher sustaining capital.
El Chanate was free cash flow neutral in the first quarter of 2017, before changes in working capital. Given El Chanate's higher cost structure, the Company has again executed a hedging strategy to preserve free cash flow, with approximately 80% of 2017 production hedged ensuring a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.
First Quarter 2017 Development Activities

La Yaqui Phase I
Development of La Yaqui Phase I remains on track and within budget, with a number of significant development and construction milestones achieved during the first quarter of 2017, including the following:

•	Receipt of all significant permits for construction and operations, including the explosives permit

•	Construction of main site access road and pit to crusher access road

•	Construction of contractors camp and offices

•	Development of pit access and haul road

•	Commenced pre-stripping activities and stockpiling of ore at the crusher

•	Installation of portable crusher

•	Construction of process ponds

•	Fabrication of carbon columns
Below is an overview of the progress made to date at La Yaqui Phase 1:

2017 Management’s Discussion and Analysis

La Yaqui I Pit
Leach Pad Cell 2
Leach Pad Cell 3
Overliner Stockpile
Leach Pad Cell 1
Crusher Circuit
Pit Haulage Road
According to Design
Process Area
Pregnant Pond
Contingency Pond
Barren Pond
Pit to Crusher
Haulage Road

During the first quarter of 2017, the Company spent $5.3 million on construction and development activities, and expects to spend an additional $7.0 million to complete construction. The Company expects construction to be completed and commissioning to begin in the third quarter of 2017. Once completed, La Yaqui Phase I will contribute annual production of approximately 25,000 ounces at significantly lower cash costs than production at the Mulatos complex.
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada.
The Company is currently working towards completion of a feasibility study to be completed in the third quarter of 2017. The Company spent $1.3 million at Lynn Lake in the quarter and incurred an additional $1.8 million which has been accrued in the financial statements. The Company focused on the following during the quarter to support the feasibility study:

•	Environmental baseline studies and completion of the Project Description

•	Geotechnical trade-off studies and pit slope recommendations

•	Mine planning and equipment requirements

•	Completion of site layouts for the McLellan and Gordon deposits
Turkey
The Company received Forestry Permits for the Kirazlı gold project, and in February 2017 applied for the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship. Additionally, the Company is hiring key personnel in Turkey responsible for the development and construction of Kirazlı.
The Company has recently increased its planned spending in 2017 up to $30 million, depending on the timing of receipt of the GSM permit. The additional expenditures will be applied to pre-construction activities, including commencing construction of the water reservoir for the Kirazlı project, detailed engineering, as well as community relations and a one-time forestry stumpage fee.
For the three months ended March 31, 2017, total development expenditures in Turkey were $6.4 million, which includes an accrual of the one-time forestry permit stumpage fee, expected to be paid in the second quarter of 2017.
Other
The Company capitalized $0.6 million to the Esperanza Project and capitalized $0.4 million to Quartz Mountain during the first quarter.

2017 Management’s Discussion and Analysis

First Quarter 2017 Exploration Activities

Mulatos District
The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken during 2016, with multi-year exploration plans outlined. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos District with scout drilling of high priority targets planned for 2017. The highest priority prospects added to the near term exploration plan include Los Bajios, La Yaqui Norte, El Refugio, El Halcon and El Carricito.
La Yaqui Grande
Limited exploration activities were conducted at La Yaqui Grande early in the quarter following the year-end holiday shutdown with a slow ramp up of drilling from late January. The main focus during the first quarter was systematic drilling of Zone 3 and first pass drilling to the northeast of Zone 1. Mineralization has been intersected throughout Zone 3 with the best grades so far being intersected in the south-western part of the zone. Infill drilling is ongoing in Zone 3 with further exploration planned for the second quarter of 2017. Results from the northeast of Zone 1 are pending. During the first quarter a total of 9,227m of drilling was undertaken in 46 holes, with many results still pending.
Cerro Pelon
During the first quarter, exploration was focused on additional drilling designed to follow up on anomalous results received in the Western Zone in 2016. Drilling is being undertaken slowly and systematically with one drill rig as an understanding of this new zone of mineralization is further developed.
In addition to drilling over the Western Zone a small number of exploration holes were drilled along the Eastern Rib and beneath the Northern Silica Cap. Geology intersected along the Eastern rib indicates that outcropping alteration is a thin skin at surface with no vuggy silica intersected beneath. However, another area of potential interest has been outlined that will require further testing later in 2017. Drilling beneath the silica cap to the north has yet to intersect a stratiform zone of vuggy silica with any mineralization here likely to be structurally controlled. As a result, a structural review and 3D modeling process is now underway before any further drilling is undertaken.
The exploration focus at Cerro Pelon over the next 3-6 months will be on completing the 3D geological models - lithology, alteration, structure and mineralization in order to plan further drilling later in 2017. A total of 3,330m was drilled in 12 holes at Cerro Pelon in the quarter.
Los Bajios
Exploration activities are ramping up at Los Bajios with the first drill rig being on site in April. Up to 30 holes will be drilled in a phased approach and will be guided by drill results and geology intersected.
Diamond drilling will be conducted to allow a more complete understanding of the geology and mineralization intersected. The aim of the drill program is to twin original RC holes from previous drilling, test beneath structures and breccias mapped at surface, intersect anomalous features outlined in the IP survey and to extend mineralization intersected in the 2004-2007 drill programs.
Los Bajios is in close proximity to the main Mulatos mine with historical drill programs indicating a very thick oxide zone with deep alteration and anomalous to ore-grade mineralization intersected over a significant area.
Lynn Lake
Exploration scout drilling continued at Lynn Lake during the first quarter of 2017 with 5,013m drilled in 15 holes. This was focused mainly on testing geophysical anomalies along strike from the MacLellan and Gordon deposits.
During the fourth quarter of 2016, scout holes were drilled along strike from MacLellan and at depth beneath the deposit. Results at depth indicated that anomalous mineralization continued down dip another 450m. These results will be followed up at a later date as current focus is on near-surface open-pittable ounces.

2017 Management’s Discussion and Analysis

Key External Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first quarter of 2017, the London PM Fix price of gold averaged $1,219 per ounce, which is slightly lower than the London PM Fix average of $1,222 in the fourth quarter of 2016. The price of gold ranged from $1,146 to $1,264 per ounce in the first quarter of 2017.
The Company has hedged 55,460 ounces related to 2017 production ensuring a minimum gold price of $1,224 per ounce and participation up to a price of $1,393 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the first quarter of 2017, the Mexican peso ("MXN") and Canadian dollar ("CAD") averaged approximately $20.26 MXN to $1 US dollar and $1.32 CAD to $1 US dollar, respectively, compared to average rates of $18.02 MXN to $1 US dollar and $1.37 CAD to $1 US dollar, respectively, in the first quarter of 2016. The Company recorded a $5.9 million foreign exchange gain in the first quarter of 2017, the majority of which is unrealized, due to the impact of the strengthening Mexican peso and Canadian dollar on the Company's Mexican peso and Canadian dollar denominated net monetary assets.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended March 31,
	2017	2016
Gold production (ounces)	96,200	94,632
Gold sales (ounces)	98,755	90,989
Operating Revenues	$121.0	$104.3
Cost of sales(1)	$110.1	$99.5
Earnings (loss) from operations	$2.2	($2.3)
Net earnings	$0.1	$9.7
Earnings per share, basic	$0.00	$0.04
Total assets	$2,748.5	$2,490.9
Total non-current liabilities	334.2	618.7
Cash flow from operations	$20.1	$23.8
Dividends per share, declared	0.01	0.01
Average realized gold price per ounce	$1,225	$1,146
Cost of sales per ounce of gold sold, including amortization (1)	$1,115	$1,094
Total cash costs per ounce of gold sold (2)	$827	$782
All-in sustaining costs per ounce of gold sold (2)	$1,014	$986

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

2017 Management’s Discussion and Analysis

Review of First Quarter Financial Results

Operating Revenue
During the first quarter of 2017, the Company sold 98,755 ounces of gold for proceeds of $121.0 million, a 16% increase compared to the prior year period. This reflected a higher number of ounces of gold sold (a $9.6 million benefit), and a higher average realized price of $1,225 per ounce compared to $1,146 per ounce in the prior year period (a $7.1 million benefit). The Company's realized gold price in the first quarter was $6 above the average London PM fix of $1,219 per ounce.
Cost of Sales
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the first quarter of 2017, cost of sales was $110.1 million, compared to $99.5 million in the prior-year period.
Mining and Processing
Mining and processing costs increased to $77.9 million in the first quarter from $67.9 million in the prior-year period. The increase reflects higher gross operating costs at Mulatos and Young-Davidson, the latter driven by higher underground mining costs and the strengthening Canadian dollar.
Consolidated total cash costs for the quarter were $827 per ounce, compared to $782 per ounce in the prior year period. The increase is attributable to higher operating costs at both Young-Davidson and Mulatos compared to the prior year.
In the first quarter, AISC per ounce increased to $1,014 from $986 in the prior year period. This was due to higher total cash costs, higher exploration costs included in AISC, as well as a higher mark-to-market charge related to share-based compensation as the Company's share price appreciated in the quarter.
Royalties
Royalty expense was higher in the first quarter at $3.8 million, compared to $3.2 million in the prior year period, as a result of higher revenue.
Amortization
Amortization of $28.4 million in the first quarter was consistent with the prior year. On a per ounce basis, amortization was $288 per ounce, down from $312 per ounce in the first quarter of 2016. This reflected lower amortization attributable to Mulatos, as well as lower amortization at El Chanate.
Earnings from Operations
The Company recognized earnings from operations of $2.2 million in the first quarter, compared to a loss from operations of $2.3 million in the same period of 2016, driven by higher gold prices and volumes, partially offset by higher cost of sales, and share-based compensation.
Net earnings
The Company reported net earnings of $0.1 million in the first quarter of 2017, compared to net earnings of $9.7 million in 2016. Net earnings in the current quarter reflects stronger earnings from operations compared to 2016, however, the prior year included a significant foreign exchange gain within deferred taxes which generated income in the quarter.
Consolidated Expenses and Other

(in millions)
	Three Months Ended March 31,
	2017	2016
Exploration expense	$1.2	$0.7
Corporate and administrative expense	3.7	3.9
Share-based compensation expense	3.8	2.5
Finance expense	5.6	6.0
Foreign exchange gain	5.9	1.0
Other loss	(0.6)	(1.2)

2017 Management’s Discussion and Analysis

Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. The majority of exploration expenditures in 2017 were capitalized given the spending was focused on La Yaqui Grande and Cerro Pelon in Mexico.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate office located in Canada. Corporate and administrative costs remained consistent with the prior year period and in line with guidance.
Share-based compensation
Share-based compensation expense for the three-months ended March 31, 2017 was $3.8 million, compared to $2.5 million in the prior year period. The increase was driven by an increase in the Company's share price during the quarter and the corresponding impact on the mark-to-market revaluation of long-term incentive grants, as well as the issuance of Deferred Share Units in the quarter which vest and are expensed immediately.
Finance expense
Finance expense was consistent period over period, and mainly relates to interest on the senior secured notes. The Company capitalized $2.0 million of interest in the first quarter, compared to $1.8 million in the prior year period.
Foreign exchange gain
During the first quarter of 2017, a foreign exchange gain of $5.9 million was recorded. This includes an unrealized gain of $3.6 million reflecting the impact of a 9% appreciation of the Mexican peso in the quarter on the Company's Mexican peso denominated net monetary assets. In addition, the Company recorded a mark-to-market gain of $2.3 million, which were not designated for hedge accounting. The Company has elected to adopt hedge accounting on both Canadian and Mexican foreign currency options and forwards, which will reduce the impact of unrealized foreign exchange movements in net earnings for the remainder of 2017. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other loss
During the first quarter, the Company recorded losses of $0.6 million compared to losses of $1.2 million in the prior year period. Other losses are mainly comprised of the mark-to-market revaluation of the Company's share purchase warrants.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the first quarter of 2017, the Company recognized a current tax expense of $1.1 million and a deferred tax expense of $0.7 million, compared to a current tax expense of $0.8 million and a deferred tax recovery of $19.0 million in same period of 2016. Current income tax expense in the first quarter of 2017 and 2016 was primarily related to mining tax payable in Mexico. The deferred tax expense was primarily due to changes to foreign exchange rates during the quarters.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young Davidson mine in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate and Young Davidson would include foreign exchange and other income items (permanent differences) that differ from the U.S. dollar reporting financial statements.  The tax impact of the monetary tax balances translated created a deferred tax expense of $4.6 million (deferred tax recovery of $3.7million in the first quarter of 2016).
In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso and Canadian denominated deferred tax balances are translated to its U.S. dollar reporting currency.  In the first quarter of 2017 this increased the deferred tax recovery by $5.7 million (deferred tax recovery of $16.0 million in the first quarter of 2016).
The Company continued to successfully collect VAT refund requests in the first quarter of 2017 at both Mexican operations, and expects to collect the outstanding VAT receivable balances throughout 2017.

2017 Management’s Discussion and Analysis

Financial Condition

	March 31, 2017	December 31, 2016
Current assets	$698.8	$454.5
Current assets increased in Q1 2017, primarily due to the $239.1 million net cash proceeds of the equity financing. The Company generated positive operating cash flow as well as a cash inflow from the exercise of stock options and warrants, offset by spending on capital expenditures.

Long-term assets	2,049.7	2,037.7	Long term assets increased by $12.0 million primarily due to capital expenditures offset by amortization charges.
Total assets	$2,748.5	$2,492.2
Current liabilities	$408.0	$99.6
Current liabilities increased by $308.4 million as a result of the Company reclassifying the senior secured notes to current (from long-term) following the notice to repurchase the notes on April 3, 2017.

Long-term financial liabilities	2.9	301.3	Long-term financial liabilities decreased as the Company reclassified the senior secured notes to current liabilities as noted above
Other long-term liabilities	331.3	331.9
Other long-term financial liabilities remained consistent with December 31, 2016. This is primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$742.2	$732.8
Shareholders’ equity	$2,006.3	$1,759.4	Shareholders' equity increased primarily due to the issuance of shares related to the equity financing completed in February 2017. This is partially offset by the dividends declared in the quarter.
Total liabilities and equity	$2,748.5	$2,492.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at March 31, 2017, the Company had cash and cash equivalents of $479.2 million compared to $252.2 million at December 31, 2016. In addition, the Company has access to a $150.0 million credit facility, and $16.0 million in equity securities ($14.1 million at December 31, 2016). In the opinion of management, the Company's liquidity position of $645.2 million at March 31, 2017 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis. The senior secured notes of $315.0 million were outstanding at March 31, 2017, but were repurchased on April 3, 2017 for $327.2 million at the first available prepayment date, and will save the Company $24.4 million of annual interest payments until 2020.
Cash Flow

(in millions)
	Three Months Ended March 31,
	2017	2016
Cash flow provided by operating activities	$20.1	$23.8
Cash flow used in investing activities	(33.6)	(35.2)
Cash flow provided by financing activities	240.0	1.4
Effect of foreign exchange rates on cash	0.5	0.9
Net increase (decrease) in cash	227.0	(9.1)
Cash and cash equivalents, beginning of period	252.2	282.9
Cash and cash equivalents, end of period	$479.2	$273.8
Cash flow provided by operating activities
In the first quarter of 2017, operating activities generated cash flows of $20.1 million compared to $23.8 million in the same period of 2016. Cash flow provided by operations before working capital and taxes received was $34.2 million in the first quarter, compared

2017 Management’s Discussion and Analysis

to $27.6 million in the prior year period. The increase was due to higher gold sales and a higher average realized gold price, offset by higher cost of sales.
Cash flow used in investing activities
For the first quarter of 2017, investing activities used cash of $33.6 million compared to $35.2 million in 2016. Capital expenditures were lower in the quarter due to lower sustaining and growth capital at Young-Davidson, offset by spending on construction of La Yaqui Phase I.
Cash flow provided by financing activities
In the first quarter of 2017, the Company generated cash of $240.0 million from financing activities, reflecting $239.1 million received from the equity financing net of transaction costs.
Senior Secured Notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives.
The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. As at March 31, 2017, the fair value of the prepayment option embedded derivative was $9.6 million (December 31, 2016 - $9.6 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $nil for the three months ended March 31, 2017 (for the three months ended March 31, 2016 - $0.2 million gain), which is recorded in Other gain (loss).
On February 9, 2017, the Company closed an equity financing, and received $239.1 million, net of share issuance costs, and provided notice that the Company would retire the senior secured notes on the first prepayment date. On April 3, 2017, the Company redeemed the notes at 103.875% of par value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million for total cash paid of $339.4 million.

As at March 31, 2017, the notes are presented as a current liability on the statement of financial position. As a result of repaying the notes on April 3, 2017, the Company expects to record an after-tax charge of approximately $25.0 million in the second quarter related to writing off the prepayment premium and the unamortized charges and prepayment option value. Repayment of the notes will save the Company $24.4 million of annual interest payments until 2020.
Credit Facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility reflect a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0.
The Company paid $1.2 million in transaction costs and upfront fees on closing of the amended credit facility, which will be amortized over the term of the facility. As at March 31, 2017, the Company is in compliance with all covenants and has not drawn any funds under the Facility.

2017 Management’s Discussion and Analysis

Outstanding Share Data

(in 000’s)	May 2, 2017
Common shares	299,137,326
Stock options	9,230,932
Warrants	12,018,246
Deferred share units	479,180
Performance share units	608,368
Restricted share units	1,865,808
323,339,860
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the three months ended March 31, 2017.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at March 31, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,224 per ounce and cap a maximum average realized gold price of $1,393 per ounce, regardless of the movement in gold prices during 2017.
The following gold collar contracts are outstanding as of March 31:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2017	55,460	$1,224	$1,393
The fair value of these contracts was an asset of $0.7 million at March 31, 2017 (December 31, 2016 - asset of $3.0 million). The options mature through 2017. For the three months ended March 31, 2017, the Company has no realized losses related to the settlement of option contracts (for the three months ended March 31, 2016 - realized losses of $0.5 million). Total unrealized losses for the three months ended March 31, 2017 were $2.3 million (for the three months ended March 31, 2016 - unrealized losses of $0.9 million).
Foreign currency contracts
As at March 31, 2017, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collar and forwards	180	1.29	1.39

2017 Management’s Discussion and Analysis

Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2017	Collar and forwards	1,260.0	18.52	21.80
The fair value of these contracts was a liability of $1.9 million at March 31, 2017 (December 31, 2016 - liability of $3.3 million). For the three months ended March 31, 2017, the Company made payments of $nil related to the foreign currency collar contracts (for the three months ended March 31, 2016 - payments of $0.7 million). Total unrealized gains for the three months ended March 31, 2017 were $2.5 million related to hedging instruments and $2.7 million gain related to non-hedging instruments (for the three months ended March 31, 2016 - realized losses of $0.7 million and unrealized gains of $3.2 million).
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Gold ounces produced (3)	96,200	105,676	99,228	92,464	94,632	104,734	87,633	62,606
Gold ounces sold (3)	98,755	107,505	94,791	95,866	90,989	104,419	92,229	59,725
Operating Revenues	$121.0	$132.2	$125.6	$120.1	$104.3	$115.7	$103.6	$71.3
Earnings (loss) from operations	$2.2	$3.5	$17.2	$2.9	($2.3)	($55.5)	($18.9)	($415.4)
Net earnings (loss)	$0.1	($20.6)	$4.8	($11.8)	$9.7	($60.5)	($33.4)	($379.5)
Earnings (loss) per share, basic and diluted(2)	$0.00	($0.08)	$0.02	($0.04)	$0.04	($0.24)	($0.13)	($2.83)
Earnings before interest, taxes, depreciation and amortization (1)	$35.9	$29.3	$51.1	$29.1	$25.9	($33.4)	($0.3)	($403.8)
Cash provided by (used in) operating activities	$20.1	$38.3	$36.7	$36.9	$23.8	$23.3	($8.4)	$21.0
Average realized gold price(1)	$1,225	$1,230	$1,325	$1,253	$1,146	$1,109	$1,123	$1,194

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)
In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding. Prior period loss per share for both basic and diluted earnings (loss) has been adjusted for the exchange ratio.

(3)	Operating and financial results for Mulatos are included in periods subsequent to and including July 2, 2015 only.
Operating revenues have trended up since Q2 2015 as a result of higher production and gold price strength. Gold production increased starting in the third quarter of 2015 as a result of the addition of the Mulatos mine to the Company's financial and operating results. Seasonal conditions can also impact production and financial results in future periods.
The reported net loss in the second quarter of 2015 reflected impairment charges at Young-Davidson, El Chanate and Kemess. The reported net loss in the fourth quarter of 2015 was impacted by a net realizable value adjustment to the El Chanate leach pad inventory, as well as a write-off of the Orion joint venture project.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other

2017 Management’s Discussion and Analysis

companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Taxes Received
“Cash flow from operating activities before changes in working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2017	2016
Cash flow from operating activities	$20.1	$23.8
Add back: Changes in working capital and taxes received	14.1	3.8
Cash flow from operating activities before changes in working capital and taxes received	$34.2	$27.6
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	$20.1	$23.8
Less: operating cash flow used by non-mine site activity	(6.5)	(4.0)
Cash flow from operating mine-sites	$26.6	$27.8

Mineral property, plant and equipment expenditure	$33.6	$33.3
Less: capital expenditures from development projects, and corporate	(8.3)	(4.8)
Capital expenditure from mine-sites	$25.3	$28.5

Total mine-site free cash flow	$1.3	($0.7)

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	$18.5	$21.8
Add back: Changes in working capital and taxes received	4.0	(0.3)
Cash flow from operating activities, before changes in working capital	22.5	21.5
Mineral property, plant and equipment expenditure	(18.6)	(24.0)
Mine-site free cash flow	($0.1)	($2.2)
Mine-site free cash flow, before changes in working capital	$3.9	($2.5)

2017 Management’s Discussion and Analysis

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	$9.1	$7.0
Add back: Changes in working capital and taxes received	5.8	3.9
Cash flow from operating activities, before changes in working capital	14.9	10.9
Mineral property, plant and equipment expenditure	(11.4)	(4.4)
Less: La Yaqui Phase I capitalized expenditures	5.3	—
Mulatos mineral property, plant and equipment expenditure	($6.1)	($4.4)
Mine-site free cash flow[1]	$3.0	$2.6
Mine-site free cash flow, before changes in working capital[1]	$8.8	$6.5

1.	Excludes capitalized expenditures at La Yaqui Phase I.

El Chanate Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2017	2016
(in millions)
Cash flow from operating activities	($1.0)	($1.0)
Add back: Changes in working capital and taxes received	2.0	0.9
Cash flow from operating activities, before changes in working capital	$1.0	($0.1)
Mineral property, plant and equipment expenditure	(0.6)	(0.1)
Mine-site free cash flow	($1.6)	($1.1)
Mine-site free cash flow, before changes in working capital	$0.4	($0.2)
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

2017 Management’s Discussion and Analysis

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$77.9	$67.9
Royalties	3.8	3.2
Total cash costs	$81.7	$71.1
Gold ounces sold	98,755	90,989
Total cash costs per ounce	$827	$782

Total cash costs	$81.7	$71.1
Corporate and administrative(2)	3.7	3.9
Sustaining capital expenditures(3)	9.3	10.5
Share-based compensation	3.8	2.5
Sustaining exploration	1.0	0.5
Accretion of decommissioning liabilities	0.6	0.5
Realized losses on FX options	—	0.7
Total all-in sustaining costs	$100.1	$89.7
Gold ounces sold	98,755	90,989
All-in sustaining costs per ounce	$1,014	$986

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended March 31,
	2017	2016
Capital expenditures per cash flow statement	$33.6	$33.3
Less: Young-Davidson non-sustaining capital	(12.5)	(15.0)
Less: Mulatos non-sustaining capital	(8.8)	(3.0)
Less: El Chanate non-sustaining capital	—	—
Less: Corporate and other non-sustaining capital	(3.0)	(4.8)
	$9.3	$10.5

2017 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$29.9	$23.6
Royalties	1.2	0.8
Total cash costs	$31.1	$24.4
Gold ounces sold	43,827	39,734
Total cash costs per ounce	$710	$616

Total cash costs	$31.1	$24.4
Sustaining capital expenditures	6.1	9.0
Exploration	0.1	0.1
Accretion of decommissioning liabilities	—	—
Total all-in sustaining costs	$37.3	$33.5
Gold ounces sold	43,827	39,734
Mine-site all-in sustaining costs per ounce	$851	$846
(1) Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$29.4	$24.2
Royalties	2.6	2.4
Total cash costs	$32.0	$26.6
Gold ounces sold	38,675	32,732
Total cash costs per ounce	$827	$811

Total cash costs	$32.0	$26.6
Sustaining capital expenditures	2.6	1.4
Exploration	0.5	0.3
Accretion of decommissioning liabilities	0.5	0.4
Total all-in sustaining costs	$35.6	$28.7
Gold ounces sold	38,675	32,732
Mine-site all-in sustaining costs per ounce	$920	$878

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$18.6	$20.1
Total cash costs	$18.6	$20.1
Gold ounces sold	16,253	18,523
Total cash costs per ounce	$1,144	$1,086

Total cash costs	$18.6	$20.1
Sustaining capital expenditures	0.6	0.1
Accretion of decommissioning liabilities	0.1	0.1
Total all-in sustaining costs	$19.3	$20.3
Gold ounces sold	16,253	18,523
Mine-site all-in sustaining costs per ounce	$1,187	$1,095

2017 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2017	2016
Net earnings (loss)	$0.1	$9.7
Add back:
Finance expense	5.6	6.0
Amortization	28.4	28.4
Deferred income tax expense (recovery)	0.7	(19.0)
Current income tax expense	1.1	0.8
EBITDA	$35.9	$25.9
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense
Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three months ended March 31, 2017 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2016.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three months ended March 31, 2017 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2016, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three months ended March 31, 2017, and below.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2017:
During the three months ended March 31, 2017 the Company early adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting.

2017 Management’s Discussion and Analysis

During the three months ended March 31, 2017, the Company has designated foreign currency collars and forwards related to Canadian dollar and Mexican peso expenditures. The Company has designated these instruments as hedged items under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the three months ended March 31, 2017 is outlined in note 12 of the condensed interim consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2017.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2017 and have concluded that these are appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

2017 Management’s Discussion and Analysis

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated February 23, 2017.